Exhibit (a)(1)(E)

Blue Ridge Real Estate Company

Offer to Purchase for Cash

Offer to Purchase for Cash Common Stock of Blue Ridge

from Holders of 99 or Fewer Shares

at a Purchase Price of $11.00

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME

ON JANUARY 17, 2014, UNLESS THE OFFER IS EXTENDED.

November 25, 2013

To Our Clients:

Enclosed for your consideration are the offer to purchase, dated November 25, 2013, and the related letter of transmittal in connection with the offer by Blue Ridge Real Estate Company, a Pennsylvania corporation (“Blue Ridge”), to purchase for cash all of the common shares of Blue Ridge, no par value per share, held by holders of 99 or fewer shares as of November 21, 2013, at a price of $11.00 per share, to the seller in cash, without interest and less any applicable tax withholding.  In addition, Blue Ridge is offering a $100 cash bonus to any shareholders holding 99 or fewer shares as of November 21, 2013 who tender all of the shares beneficially owned by such shareholder pursuant to the offer.

This offer is only open to holders of 99 or fewer shares of Blue Ridge common shares as of November 21, 2013. All shares acquired in the offer will be purchased at the offer price.

Blue Ridge’s offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated November 25, 2013, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.  Only shares properly tendered and not properly withdrawn will be purchased.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions.  The letter of transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, please use the attached “Instruction Form” to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the tender offer.

We call your attention to the following:

1.  You may tender shares only at the offer price of $11.00 as indicated in the attached Instruction Form, net to you in cash, without interest and less any applicable tax withholding.

2.  You must tender all of the shares beneficially owned by you.  Partial tenders will not be accepted.

3.  The offer is not conditioned upon any minimum number of shares being tendered.  The offer is, however, subject to various other conditions described in the offer to purchase.

4.  The offer, withdrawal rights and proration period will expire at 5:00 P.M. New York City time on January 17, 2014, unless Blue Ridge extends the offer.

5.  The offer is for all shares tendered and not withdrawn that are held by odd-lot holders.  At the offer price of $11.00 per share in the offer, Blue Ridge estimates that it will purchase approximately 7,000 shares, or less than 1% of its outstanding common shares as of November 21, 2013.  Based on the foregoing, if the offer is fully subscribed, Blue Ridge will have approximately 2,443,504 shares outstanding following the consummation of the offer.

6.  Tendering shareholders who are registered shareholders or who tender their shares directly to IST Shareholder Services, as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on Blue Ridge’s purchase of shares under the offer.

7.  The board of directors of Blue Ridge has approved the offer.  However, none of Blue Ridge, its board of directors or the information agent makes any recommendation to shareholders as to whether they should tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares.  Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

8.  The directors and executive officers of Blue Ridge do not own any of shares of Blue Ridge and thus are not eligible to tender shares in the offer.

9.  If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form.  If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

10.  Blue Ridge was formerly party to a Security Combination Agreement with Big Boulder Corporation, a Pennsylvania corporation (“Big Boulder”), pursuant to which the shares of Big Boulder could only be transferred with an equal number of shares of Blue Ridge, and vice versa.  On October 31, 2013, Big Boulder merged with and into Blue Ridge, and pursuant to the merger (i) each issued and outstanding common share of Big Boulder was canceled and converted automatically into the right to receive one post-merger Blue Ridge common share; (ii) each issued and outstanding common share of Blue Ridge was canceled and converted automatically into the right to receive one post-merger Blue Ridge common share; (iii) Blue Ridge adopted Amended and Restated Articles of Incorporation which set forth, among other things, that (x) the number of authorized shares of common stock of Blue Ridge increased to 6,000,000, (y) the shares of Blue Ridge are uncertificated, and (z) immediately after the merger effective time, every two outstanding post-merger Blue Ridge common shares were combined into and automatically became one post-merger Blue Ridge common share.  All shareholders of Blue Ridge must tender their Blue Ridge and Big Boulder shares in order to exchange the shares for post-merger Blue Ridge common shares, in accordance with the letter of transmittal and instructions sent to shareholders in connection with the merger on or about October 31, 2013.  If you are also eligible to tender your shares in this offer and wish do to so, you should comply with the instructions for tendering your shares both in connection with the merger and in this offer.  Morrow & Co., LLC, the information agent for the offer, can help answer any questions about this process, and can be reached at the address and telephone numbers set forth on the back cover of the offer to purchase.

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the offer.

The offer is being made solely under the offer to purchase and the related letter of transmittal and is being made to all record holders of shares.  The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

Instruction FormInstructions for Tender of Shares of Blue Ridge Real Estate Company

By signing this instruction form you acknowledge receipt of our letter and the enclosed offer to purchase, dated November 25, 2013, and the related letter of transmittal in connection with the offer by Blue Ridge Real Estate Company,  a Pennsylvania corporation, to purchase shares of its common stock, no par value per share.  Blue Ridge is offering to purchase common shares of Blue Ridge from holders of 99 or fewer shares as of November 21, 2013, at a price of $11.00 per share, net to the seller in cash, without interest and less any applicable tax withholding.  Blue Ridge’s offer is being made upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal, which, as they may be amended or supplemented from time to time, together constitute the offer.

This will instruct us to tender to Blue Ridge, on your behalf, all shares which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the offer.

☐ By checking this box, you are tendering shares and are willing to accept the offer price in accordance with the terms of the offer.

The method of delivery of this document is at the option and risk of the tendering shareholder.  If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured.  In all cases, sufficient time should be allowed to assure delivery.

Sign Here:

Signature(s): ___________________________________________________________________________

Print Name(s): __________________________________________________________________________

Address(es): ___________________________________________________________________________

Area Code and Telephone Number:

___________________________________________________

Taxpayer Identification or Social Security Number: _______________________________________________

Date: _______________________________, 20_____